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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                           FIRST MUTUAL BANCSHARES, INC.
                                  (Name of Issuer)

                      Common Stock, Par Value, $1.00 Per Share
                           (Title of Class of Securities)

                                     32190E102
                                   (CUSIP Number)

                                  October 26, 1999
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                 /X/ Rule 13d-1(b)
                                 / / Rule 13d-1(c)
                                 / / Rule 13d-1(d)


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  32190E102
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1    NAME OF REPORTING PERSON
     Union Bank of California, as trustee of the First Mutual Savings Bank Employee Stock Ownership Plan

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     91- 6451351
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                 (b) [  ]

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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Oregon
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                             5    SOLE VOTING POWER
                                  -0-
 NUMBER OF SHARES
 BENEFICIALLY
 OWNED BY
 EACH
 REPORTING
 PERSON
 WITH
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                             6    SHARED VOTING POWER
                                  377,976
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                             7    SOLE DISPOSITIVE POWER
                                  -0-
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                             8    SHARED DISPOSITIVE POWER
                                  377,976
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          377,976
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          8.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
          BK
--------------------------------------------------------------------------------

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Item 1.
     (a)  NAME OF ISSUER:     First Mutual Bancshares, Inc. (the "Issuer")
     (b)  ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:
          400 108th Avenue N.E.,
          Bellevue, WA 98004

Item 2.
     (a) NAME OF PERSON FILING: Union Bank of California, as trustee (the "Trustee") of the First Mutual Savings Bank Employee Stock Ownership Plan (the "ESOP")

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
          407 S.W. Broadway,
          Portland, OR  97205

     (c)  CITIZENSHIP:  State of Oregon

     (d) TITLE OF CLASS OF SECURITIES: Common Stock, Par Value, $1.00 Per Share ("Common Stock")

     (e)  CUSIP NUMBER:  32190E102

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)  [ ] An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with
          Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ] A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   OWNERSHIP.

     (a)  AMOUNT BENEFICIALLY OWNED:  377,976.   The Trustee holds 377,976
shares of the Common Stock in trust on behalf of the ESOP, which is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Prior to October 26, 1999, the Trustee, and its predecessors, held shares of the common stock of First Mutual Savings Bank ("First Mutual"), a stock savings bank chartered under Title 32 of the Revised Code of Washington, in trust on behalf of the ESOP. On October 26, 1999, First Mutual completed a reorganization into the holding company form of ownership (the "reorganization"). As a result

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of the reorganization, among other things, all of the issued and outstanding shares of common stock, $1.00 par value per share, of First Mutual were automatically converted by operation of law on a one-for-one basis into an equal number of issued and outstanding shares of the Common Stock. The purpose of this statement is to report the conversion of 377,976 shares of First Mutual common stock previously held in trust for the ESOP into an equivalent number of shares of the Common Stock pursuant to the reorganization.

     (b)  PERCENT OF CLASS:  8.1%.

     (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

          (i)   Sole power to vote or to direct the vote:  -0-.

          (ii)  Shared power to vote or to direct the vote: 377,976.

          (iii) Sole power to dispose or to direct the disposition of:  -0-.

          (iv)  Shared power to dispose or to direct the disposition of:
                377,976.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          The Trustee holds the Common Stock in trust on behalf of the ESOP.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF A GROUP:

          Not Applicable

Item 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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     This statement is not an admission that Union Bank of California is the beneficial owner of any securities covered by this statement, and Union Bank of California expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              November 5, 1999
                                              ----------------
                                                     Date

                              Union Bank of California, as trustee of the First Mutual Savings Bank Employee Stock Ownership Plan

                                             By /s/ Jacquelyn Williams
                                               -------------------------
                                               Jacquelyn Williams
                                               Assistant Vice President
                                               and Trust Officer